Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: September 14, 2015

Our New Company
Welcome to another addition of "Let's Talk." I'm here to discuss with you here today the exciting news that we announced a couple of weeks ago, and that is the creation of a new company called Konecranes Terex.
This new company is going to combine the best of two organizations – the Konecranes company, which is now headquartered in Finland, and Terex Corporation, of course, the company we all know and love. This is a classic example of a "merger of equals," where we seek to find the best in both enterprises and put them together, such that the combination is even stronger than each one of the individual companies apart.
Let's speak a little bit about the current situation in our markets and in our environment. Today, this is about our fourth year of working hard to grow our company. But in many respects, growth is hard to come by. Our markets are uncertain; whether those are markets that are related to commodities or non-residential construction -- or whatever. It's difficult to find growth in our business. So to drive profitability -- which our shareholders ask us to do each and every day -- is challenging, because of course, we all want a salary increase this year, we all want to get a little bit more, but when the markets don't cooperate, it makes it quite hard.
And if you look at the businesses that Konecranes competes in which, in many respects, are similar to our Material Handling & Port Solutions business, they faced several years – the past three or four years – where their ability to grow hasn't been very easy. So we share common markets, we share common issues, but we are also highly complementary. The port business of Konecranes and the port business of Terex fit together very well. We have different product lines but, together, we can actually establish a highly competitive port business to serve our customers on an improved basis for the future.
And in the overhead crane or industrial lifting businesses, we're also highly complementary.  Konecranes comes from a history of focusing on services. In fact, in their company, about 45% of their revenue comes from services, where in our company, that percentage is much smaller. But together, we can learn from each other. I'm quite confident that, together, each one of us will be stronger.
Now, let's look at the implications of this from a numbers point of view. We expect to merge our companies, where Terex shareholders will be about 60% of the new company's shareholders, and Konecranes shareholders, about 40%. So it's a 60/40 split. We're going to combine boards of directors. The Terex shareholders will be represented by five current Terex directors, and we expect four current directors to be represented from Konecranes.
Additionally, as we look to the future, we think that each company will have a pretty good presence across the range of global markets. It's about 12,000 employees coming into the company, and Terex will be adding about 22,000 team members – in total, the new company will have about 34,000 team members, so quite a substantial company. And from a total revenue perspective, we should be about $10 billion in revenue – so it will be a very good-sized company.
As you look at our industry, you have to believe that scale – or size – is important. The bigger you are, the more capability you have to invest in the future technology that's required for us to compete. Each one of our segments will remain fairly independent operating segments. We expect little or no change to come for our Aerial Work Platforms business, little or no change within our Materials Processing business, little or no change from our Cranes business, and our Construction business will continue to evolve with little or no change from what it is today. So, in many respects, a lot of the integration activity is going to take place within our Material Handling & Port Solutions business. We think there is about $120 million of savings potential from combining these great businesses. So that's why, when we announced to the financial markets that we were putting these companies together, the Terex share price went up on the day of the announcement by 23%, and the Konecranes price went up about 16%. These are quite remarkable increases for an announcement of a merger of equals, where we are completely exchanging shares, where the Terex shareholder will get .8 shares of a Konecranes stock.
Now, what's your consideration, what's your future, what should be your concerns?  Well, I think your concerns should continue to be how can we service customers well, how can we improve our delivery performance, how can we make great quality products, how can we get a return for our shareholders – all the same things that you've been working on so far. Will there be some challenges? Will there be some locations where we'll probably have to make some hard choices – no doubt about it. But we're positive as we look to that planning period in the middle part of 2016, when we expect this transaction to close, we'll be in a good place to make those decisions quickly, so that everybody can look more positively to the future.
The "net" of this is, when change is not happening in a positive way from the market, you have to take responsibility and initiate change on your own. That's what the leadership of Konecranes is agreeing to do; that's what your leadership here is agreeing to do.  The net result should be a more competitive company for Konecranes Terex, which will help our shareholders and provide our customers with great products.
So that's the update today. It's exciting and positive news. It's change, and change is always a little bit uncomfortable, but I hope you can trust me that we are trying to look out for all of our best interests in the next few years.
Thanks a lot; I look forward to hearing from you.
Ron De Feo
Chairman & Chief Executive Officer

Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.
Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward Looking Statements
This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.